May 16, 2006

Mail Stop 3561

Via US Mail and Facsimile

Ms. Kathleen C. Haines
Senior Vice President, Chief Financial Officer and Treasurer
One Station Place
Stamford, Connecticut 06902

Re:	OMI Corporation
	Form 10-K for the year ended December 31, 2005
	Commission file #: 001-14135

Dear Ms. Haines:

We have reviewed your May 3, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments
are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.
* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended December 31, 2005

MD&A - Results of Operations, page 38
Form 8-K furnished February 21, 2006, October 18, 2005, July 26,
2005,
April 21, 2005

1. We note from your response to our prior comment 1 that you believe that vessel operating income is most directly comparable to the GAAP measure Operating Income. As previously requested, please tell us and disclose in future filings why you believe the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Also, we note from page 31 of your MD&A section in the Form 10-Q for the period ended March 31, 2006 that you have revised the name of the measure from "vessel operating income" to "operating income." Because this measure continues to reflect operating income by vessel and is not the same as the operating income measure presented on the face of the statements of income or with the segment performance presented in
Note 9 of "net income", it is considered a non-GAAP financial measure.
To the extent that the chief operating decision maker uses the operating income by vessel measure in evaluating the segment profit and loss, the measure should be included in your SFAS 131 disclosure in the notes to the financial statements, and you may utilize the measure in your MD&A discussions and are not required to present the information in Item 10(e) of Regulation S-K. However, if the operating income by vessel type is not part of your SFAS 131 disclosure, as indicated by your current disclosures, it is considered a non-GAAP financial measure and may be used in your MD&A discussions only if you follow the guidance set forth in Item 10(e) of Regulation
S-K, including disclosures such as the reconciliation included in your response to prior comment 1. Please tell us how you use the operating income by vessel measure, and include a draft of any reconciliations or other disclosures that will be included in the MD&A section or notes to the financial statements.

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

- Revenue Recognition

2. We have reviewed your response to our prior comment 3. However, based on your response, we continue to have concern regarding your revenue recognition policy with respect to the revenues of the Gemini
Suezmax Pool that began operation in December 2003. Please tell us the significant terms of the formula under which the revenues and expenses of the pool are to be allocated to pool members. Also, please tell us how recognizing revenues under this agreed upon formula versus your current revenue recognition policy would impact the reported revenues and expenses reflected in your consolidated statements of operations for 2004 and 2005. Furthermore, please explain why you believe it is appropriate to reflect gross revenues associated with vessels not owned by the Company in the Company`s consolidated statements of operations. Since the Company does not appear to share in the risks posed through the ownership of the related vessels and does not appear to include carrying costs associated with the vessels in its financial statements, we do not understand the Company`s rational or basis under generally accepted accounting principles for reflecting the related revenues in its financial statements on a gross basis. Please advise or revise as appropriate. We may have further comment upon receipt of your response.

Quarterly Report on Form 10-Q for the Quarter ended March 31, 2006

Condensed Consolidated Balance Sheets

3. We note that your balance sheet includes vessels held for sale with an aggregate carrying value of $129,054 at March 31, 2006. In future filings, please revise the notes to your financial statements to include all of the disclosures outlined in paragraph 47 of SFAS No.144 with respect to vessels held for sale.


Note 8. Disposals of Vessels and Contracts for Sales of Vessels

4. We note the disclosure in Note 8 indicating that the Company agreed to sell the vessels the Sacramento and the Hudson in the first quarter of 2006 with the related gains on sale to be recognized in the financial statements in the second quarter of 2006. We also note that the vessels will be entered into OMI`s Gemini Suezmax pool upon completion of the sales transactions and the delivery of the vessels to their new owners. Given the Company`s management of all vessels in this pool through the Company`s wholly owned subsidiary, as well as the fact that the Company reflects all revenues of the Gemini Suezmax pool in its consolidated financial statements on a gross basis as noted in your response to our prior comment number 3, please explain why you believe gain recognition with respect to these transactions is appropriate. As part of your response, please explain why you believe that the risks and rewards of owning the vessels have been transferred to the new owners, and that gain recognition is therefore appropriate, when the Company continues to recognize the revenues generated by these vessels in its consolidated financial statements on a gross basis. We may have further comment upon receipt of your response.

5. Similarly, please explain your planned accounting treatment for the expected gain to be recognized on the sale of the vessel Somjin which is expected to occur in June 2006 and explain why you believe your planned accounting treatment is appropriate.

Form 8-K dated February 20, 2006 (furnished February 21, 2006)

6. We note from your response to our prior comment 7 that you have not stated that the special items are non-recurring because you recognize that you have had gains and losses from disposals of assets from time to time. Question 8 of the Staff`s Frequently Asked Questions addresses items that are identified as "recurring" versus "non-recurring" and states that "such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period." We do not believe that your response suggests that any of the adjustments to net income will cease to occur in the near future. Also, we believe that significant items which vary as to timing and amounts can be separately discussed in your press releases without eliminating them from earnings. We are also still unclear as to why management believes that presenting this non-GAAP financial measure is useful to investors. Please either revise your "net income before special items" amount to exclude recurring items or items that are reasonably likely to recur or, alternatively, provide us with a draft of the proposed disclosure regarding investor usefulness which includes substantive reasons why these non-GAAP financial measures provide useful information to investors.



Other

7. As previously requested, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or Linda Cvrkel at 202-551-3813 if you have questions.

								Sincerely,



								Joseph A. Foti
								Senior Assistant Chief
Accountant
Ms. Kathleen C. Haines
OMI Corporation
May 16, 2006
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